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                                                       FILED BY VERITAS DGC INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                      AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                               SUBJECT COMPANY: VERITAS DGC INC.
                                                  COMMISSION FILE NO.: 001-07427

                                     SUBJECT COMPANY: PETROLEUM GEO-SERVICES ASA
                                                  COMMISSION FILE NO.: 001-14614

                                                        SUBJECT COMPANY: VENUS I
                                                  COMMISSION FILE NO.: 001-07427

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements herein contained are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about future financial and operating results of the combined company, including the accretiveness and estimated cost savings of the transaction, the financial position of the combined company after completion of the transaction, and the timing and other benefits of the transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.

Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which PGS or Veritas expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that PGS and Veritas' businesses will not be integrated successfully; costs related to the proposed transaction; failure of Veritas stockholders to approve the proposed transaction; failure of a sufficient number of PGS shareholders to exchange their shares for the new holding company's shares; failure of other closing conditions to be satisfied and other economic, business, competitive and/or regulatory factors affecting PGS and Veritas' businesses generally, including prices of oil and natural gas and expectations about future prices, as set forth in PGS and Veritas' filings with the SEC, including their most recent Annual Reports on Form 20-F (PGS) or Form 10-K (Veritas), especially in the Management's Discussion and Analysis section, PGS' most recent Reports on Form 6-K and Veritas' most recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. PGS and Veritas are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.
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ADDITIONAL INFORMATION

In connection with the proposed merger of Veritas and a subsidiary of the new Cayman Islands holding company ("Caymanco"), Veritas and Caymanco will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for PGS shares, Veritas and Caymanco will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/ Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and Caymanco with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation / recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at (281) 589-7935, or by calling Veritas at (832) 351-8300.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

o  Update to Operation Advantage Knowledge Site

                                     * * * *

THE FOLLOWING INFORMATION WILL BE PLACED ON THE VERITAS INTRANET AS AN UPDATE TO THE OPERATION ADVANTAGE KNOWLEDGE SITE WHICH SERVES AS A REFERENCE AND SOURCE OF INFORMATION FOR VERITAS EMPLOYEES.

                                     * * * *
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DOES THE MERGER AGREEMENT PREVENT PGS FROM INCURRING ADDITIONAL DEBT?

With some exceptions, the Agreement and Plan of Merger and Exchange Agreement prevents either Veritas or PGS from incurring additional debt without the permission of the other party.


ARE THERE PLANS FOR CONSOLIDATING OR CLOSING OFFICES?

Some consolidation of offices will occur as a result of combining Veritas' and PGS's current operations (for example, in locations where both Veritas and PGS have one or more offices). However, no decisions on individual office locations have yet been made. We will notify you as soon as decisions have been made.


WHAT WILL HAPPEN TO MY RETIREMENT PLAN?

At this time, no decisions have been made about any employee retirement plans. We will notify you once decisions have been made concerning what benefits the new company will offer.


WHAT KIND OF EMPLOYEE BENEFITS WILL THE NEW COMPANY OFFER?

At this time, no decisions have been made about any employee benefit plans. We will notify you once decisions have been made concerning what benefits the new company will offer.


WILL I GET CREDIT FOR MY TIME OF SERVICE?

Employees' previous service time with Veritas and with PGS will count as service time in the new company.


WHAT EFFECT ARE DELAYS IN PGS'S SALE OF ATLANTIS HAVING ON THE MERGER TIME LINE? (UPDATED)

UPDATE: PGS announced on January 22, 2002, that it had entered a definitive agreement to sell its Atlantis subsidiary to China National Chemicals Import & Export Corporation ("Sinochem"). According to the press release, the transaction is expected to close in the first quarter of 2002.